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                                                               EXHIBIT (a)(5)(Q)


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

--------------------------------------------X
HOWARD VOGEL, on behalf of himself and      :
all others similarly situated,              :
                                            :
                           Plaintiff,       : Civil Action No. 17902 NC
                                            :
         -against-                          :
                                            :
TRAVELERS PROPERTY CASUALTY CORP.,          :
ROBERT I. LIPP, JAY S. FISHMAN, FRANK J.    :
TASCO, DUDLEY C. MECUM II, ARTHUR           :
ZANKEL, KENNETH J. BIALKIN, SANFORD I.      :
WEILL, LESLIE B. DISHAROON and              :
CITIGROUP INC.,                             :
                                            :
                           Defendants.      :
--------------------------------------------X

                           MEMORANDUM OF UNDERSTANDING

     WHEREAS, on March 21, 2000, Travelers Property Casualty Corp. ("Travelers") announced that it had agreed to a transaction with Citigroup Inc. ("Citigroup") whereby Citigroup, through an entity under its control, would commence a cash tender offer at $41.50 per share for all of the shares of Travelers it does not already own, to be followed by a merger at the same price (the "Proposed Transaction"),

     WHEREAS, plaintiffs subsequently filed thirteen complaints, and two amended complaints (the "Amended Complaint"), alleging, among other things, that



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the Proposed Transaction was unfair and that the disclosure made in connection with the offer was inadequate and misleading;

     WHEREAS, counsel for all plaintiffs have agreed to prompt consolidation of all of the lawsuits challenging the Proposed Transaction and have committed to seeking consolidation of the actions promptly; and

     WHEREAS, Arthur Abbey, as counsel representing all plaintiffs, has negotiated with defendants' counsel in an effort to reach a settlement of the actions.

     NOW THEREFORE, the parties to the actions have reached an agreement providing for the settlement of the actions on the terms and subject to the conditions set forth below (the "Settlement"):

     1. Solely as a result of the litigation, the Proposed Transaction shall be modified so that the consideration paid to shareholders in the tender offer and following merger shall be increased by 0.45 cents per share to $41.95 per share. The disclosure concerning the Proposed Transaction shall be promptly supplemented to reflect the increased consideration and any other necessary matters and plaintiffs' counsel shall review such disclosure before it is filed and sent to Travelers' stockholders;

     2. Plaintiffs may conduct such reasonable additional discovery within 30 days from the date hereof, as the parties agree is




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          appropriate and necessary to confirm the fairness and reasonableness of the terms of this Settlement.

     3. The parties to the consolidated actions will attempt in good faith to agree upon and execute an appropriate Stipulation of Settlement of the actions (the "Stipulation") and such other documentation as may be required in order to obtain final Court approval of the Settlement and the dismissal of the actions, and such Stipulation shall be executed and submitted to the Court of Chancery for approval at the earliest practicable time. The Stipulation shall expressly provide, among other things, that:

          a. the defendants have denied, and continue to deny, that they have committed or aided and abetted in the commission of any violation of law or engaged in any of the wrongful acts alleged in the complaints;

          b. the defendants are entering into the Stipulation solely because the proposed Settlement would eliminate the burden and expense of further litigation; and

          c. plaintiffs' counsel, having made a thorough investigation of the facts, believe that the proposed Settlement is



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               fair, reasonable and adequate and in the best interests of plaintiffs and the proposed class.

     4.   The Stipulation will further provide for, among other things,

          a. appropriate certification of a non opt out class described in the Amended Complaint;

          b. the entry of a judgment in appropriate form, dismissing the actions with prejudice and barring, among other things, any claims known or unknown that have been, could have been, or in the future can or might be asserted in the actions or in any court, tribunal or proceeding, (including but not limited to any claims arising under federal, state or common law, including the federal securities laws and any state disclosure law), by or on behalf of any member of the class, whether individual, class, derivative, representative, legal, equitable, or any other type or in any other capacity against defendants or any of their families, parent entities, associates, affiliates or subsidiaries and each and all of their respective past, present or future officers, directors, stockholders, principals, representatives, employ-



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               ees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, advisors or agents, heirs, executors, trustees, general or limited partners or partnerships, personal representatives, estates, administrators, predecessors, successors and assigns (collectively, the "Released Persons") which have arisen, arise now or hereafter may arise out of or relate in any manner to the allegations, facts or any other matter whatsoever set forth in or otherwise related, directly or indirectly to the complaints in the actions and, subject to Travelers fulfilling all of its obligations as provided in the Offer to Purchase, any other matters related to the Proposed Transaction;

          c. the delivery of releases in an appropriate form releasing any claims for violation of federal, state or common law; and

          d. Additional disclosure made by Travelers on April 4, 2000 in the Offer to Purchase was made following the service of the Second Amended Complaint.


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     5.   It is the intention of the parties to extinguish all such settled claims and consistent with such settled claims and consistent with such intentions, the releasing parties waive their rights to the extent permitted by state law, federal law or principle of common law, which may have the effect of limiting the release set forth above.

     6. This Memorandum of Understanding and the proposed Settlement described herein shall not be legally binding upon any party unless and until the Stipulation is executed. The Settlement described herein shall be subject to the approval of the Court of Chancery. Should a Stipulation not be executed or not be consummated in accordance with the terms described herein, the proposed Settlement shall be null and void and of no force and effect, and shall not be deemed to prejudice in any way the position of any party with respect to this litigation. In such event, neither the existence of this Memorandum of Understanding nor its contents shall be admissible in evidence or shall be referred to for any purpose in this litigation or in any other litigation or proceeding.



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     7.   Upon final approval of the settlement of the actions (including any appeals), Citigroup shall pay plaintiffs' counsel $4.4 million in fees, inclusive of expenses and disbursements, subject to approval of the Court of Chancery. In the event such fees and expenses as awarded by the Court are not paid within 30 days after such award, interest shall accrue on such award at 7 per cent per annum from the date of the award until payment. Citigroup shall be responsible for the costs of Notice with respect to the settlement.

     8.   This Memorandum of Understanding may be signed in counterparts.


DATED:  April 6, 2000


                                            /s/ Arthur N. Abbey
                                            -----------------------------
                                            Arthur N. Abbey
                                            ABBEY, GARDY & SQUITIERI, LLP
                                            212 East 39th Street
                                            New York, NY 10016
                                            (212) 889-3700
                                            Attorneys for all Plaintiffs


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                                     /s/ David C. McBride
                                     -------------------------------
                                     David C. McBride
                                     YOUNG CONAWAY STARGATT & TAYLOR
                                     Rodney Square North
                                     P.O. Box 391
                                     Wilmington, Delaware 19899-0391
                                     (302) 571-6639
                                     Attorneys for Defendants Frank J. Tasco
                                     and Leslie B. Disharoon





                                     /s/ Edward P. Welch
                                     -------------------------------
                                     Edward P. Welch
                                     Andrew J. Turezyn
                                     Julie A. Tostrup
                                     SKADDEN, ARPS, SLATE,
                                       MEAGHER & FLOM LLP
                                     One Rodney Square
                                     P.O. Box 636
                                     Wilmington, Delaware  19899-0636
                                     (302) 651-3000
                                     Attorneys for All Other Defendants


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